CERTIFICATE of QUALIFIED PERSON

I, Thomas L. Drielick, P.E., do hereby certify that:

1. I am currently employed as Sr. Vice President by:

   M3 Engineering & Technology Corporation
   2051 W. Sunset Road, Ste. 101
   Tucson, Arizona 85704
   U.S.A.

2. I am a graduate of Michigan Technological University and received a Bachelor of Science degree in Metallurgical Engineering in 1970. I am also a graduate of Southern Illinois University and received an M.B.A. degree in 1973.

3. I am a:

   - Registered Professional Engineer in the State of Arizona (No. 22958)
   - Registered Professional Engineer in the State of Michigan (No. 6201055633)
   - Member in good standing of the Society for Mining, Metallurgy and Exploration, Inc. (No. 850920)

4. I have practiced metallurgical and mineral processing engineering and project management for 41 years. I have worked for mining and exploration companies for 18 years and for M3 Engineering & Technology Corporation for 23 years.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 13, 25 and 26 of the technical report titled "Nieves Project, Form 43-101 Technical Report, Preliminary Economic Assessment, Zacatecas, Mexico" dated October 31, 2012 (the "Technical Report").

7. I have had no prior involvement with the property that is the subject of the Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

9. I am independent of Quaterra Resources Inc., applying all of the tests in section 1.5 of NI 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 31st day of October, 2012.

Signature of Qualified Person

Thomas L. Drielick
Print name of Qualified Person